[Heller Ehrman LLP]

November 28, 2005 Via EDGAR and Federal Express	Jeffrey C. Thacker Jeff.Thacker@hellerehrman.com Direct +1.858.450.5765 Direct Fax +1.858.587.5920 Main +1.858.450.8400 Fax +1.858.450.8499

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
450 Fifth Street, N.W.
Washington, DC  20549

Attention:	Mr. Jeffrey P. Riedler, Assistant Director
Mr. Gregory S. Belliston

Re:          iVOW, Inc.
Registration Statement on Form S-3
File No. 333-128216

Dear Mr. Riedler:

On behalf of iVOW, Inc., a Delaware corporation (the “Company”), we hereby request, pursuant to Rule 461 under the Securities Act of 1933, that the effective date of the above-referenced Registration Statement be accelerated and that it be declared effective as of 4:00 p.m., Eastern Standard Time, on Tuesday, November 29, 2005, or as soon thereafter as practicable.

In making this acceleration request, the Company acknowledges the following:

(1)  Should the Commission or the Staff declare the Registration Statement effective, it does not foreclose the Commission from taking any action on the filing;

(2)  The action of the Commission or the Staff in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure contained in the Registration Statement; and

(3)  The Company may not assert the Staff’s comments and the declaration of the Registration Statement’s effectiveness as a defense in any proceedings initiated by the Commission or any person under the U.S. federal securities laws.

Very truly yours,
/s/ Jeffrey C. Thacker

Jeffrey C. Thacker

Heller Ehrman LLP   4350 La Jolla Village Drive, 7th Floor   San Diego, CA  92122-1246   www.hellerehrman.com

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